EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Income to Fixed Charges

	Nine Months Ended September 30,
(Dollars in millions)	2004	2003
Income from continuing operations before provision for income taxes	$148	$28
Fixed charges	262	269
Income from continuing operations before provision for income taxes and fixed charges	$410	$297

Fixed charges:
Interest expense	$262	$269

Ratio of income from continuing operations to fixed charges	1.56	1.10